WRITERS' GROUP FILM CORP.
1752 East Avenue J #266
Lancaster, CA 93535
213-694-1888

April 21, 2009

Lauren Nguyen
Daniel Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:         Writers’ Group Film Corp.
Registration Statement on Form S-1 – 2nd amendment
File No. 333-156832
Filed on April 2, 2009

Dear Ms. Nguyen and Mr. Morris:

Thank you for your comments letter of April 16, 2009. Please find following our responses to your comments. We have also filed through the EDGAR system a redline version of the Form S-1/A3, to aid in your re-review of our filing.

Please also note that we are aware that some of the changes that we made to the document did not appear in the redline/blackline version which we filed on April 2; however, these were not material.

1.	We further amended our 10-Q to delete the reference to Auctus and the equity line, as that was an erroneous disclosure.

2.
In our MD&A section, under our new heading “Liquity and Capital Resources”, we disclose the fact that we have plans to issue shares under an equity line of credit in the next 12 months, as requested. We include a clear statement that no equity line agreement has been finalized or executed, and may never be. We also clarified that any agreement may require our shares to be listed on the OTC:BB which they currently are not. And finally, we added a risk factor to discuss the threat of dilution and a decline in stock price if we issue shares under an equity line of credit.

3.	We increased the offering price of the shares throughout the statement to $0.03, as suggested.

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com

4.	We amended our prospectus cover page to clarify that we have applied for a listing on the OTC:BB but our application has not yet been approved.

5.
In our “Summary” subsection we disclosed that due to a lack of capital we are currently considering a shift to web-based programming in the form of webisodes or web serials, and included a brief description of each form of programming, as requested.

6.	We added a risk factor related to the potential pitfalls related to web-based programming, including the risks of relying on such an unproven initiative, as requested.

7.	We revised throughout our document to make clear whether the “stock offerings” to which we refer will be public, private or both.

8.	We revised our “The Recent Market Downturn…” risk factor by beginning the risk factor with a discussion of the recent market downturn on our entire company, as requested.

9.
We expanded our “We May Face Liability…” risk factor to include liability issues that may relate to our non-web based content, as we may certainly face liability for non-web content as well as web content.

10.
We revised our “Our Short Film – As Well As Other Works…” risk factor to disclose that we may also be required to pay royalties or a percentage of our revenues to an infringed-upon intellectual property holder.

11.
Also in our “Our Short Film…” risk factor, we stated that we may be subject to intellectual property infringement lawsuits for our other projects where we do not intend to “spoof” any existing copyrighted work.

12.
Under our Determination of Offering Price section, we clarified that when we speak of our “highest-priced stock offering” we mean the highest price at which we sold any shares being registered in this offering. We also clarified this in the footnotes to the fee table, as requested.

13.	Under our Determination of Offering Price section, we deleted the phrase beginning with “assuming that…” regarding the listing on the OTC BB.

14.	In both our Plan of Distribution section as well as Part II of our statement, we revised our registration statement fees and estimated fees to be more accurate and up-to-date.

15.	In our Security Ownership of Certain Beneficial Owners and Management section, we corrected our disclosure that 64,434,822 shares were outstanding to the correct figure of 64,444,822 shares.

16.	The disclosure in our post-effective amendment from December of 2008 that we sold 15,000 shares is incorrect. We sold only 10,000 shares.

17.	We removed references to “the small business issuer” throughout our document.

18.
We deleted the first paragraph under the Organization Within Last Five Years section, as requested. We also revised this section, as well as the Certain Relationships and Related Transactions section and the tables under the Security Ownership of Certain Beneficial Owners and Management section, to update our disclosures through March 31, 2009. We included any omitted disclosures on all tables.

Please note that the figures (number of shares, dollar amounts, etc.) previously disclosed were always correct, it was simply the dates that were incorrectly given. The new date of March 31, 2009 is correctly matched with the figures.

19.	We specified the nature and value of the various services rendered to us in exchange for shares during our first private offering, under our Organization Within Last Five Years section.

20.	The correct figures for our three private offerings and one public offering are these:

Private #1:	Cash: $34,850	Services: $26,478	Total: $61,328
Public:	Cash: $0	Services: $1,500	Total: $1,500
Private #2:	Cash: $5,300	Services: $220	Total: $5,520
Private #3:	Cash: $11,600	Services: $400	Total: $12,000

Total:	Cash: $51,750	Services: $28,598	Grand Total: $80,348

We revised the disclosures in our “Business Development” subsection and MD&A section to reflect the correct figures, as requested.

21.
Under our “Plan to Generate Revenues With Our Products” subsection we included a brief discussion of our possible web-based programming strategy and business plan, including a clear statement of the categories of web-based programming in which we may engage.

22.	We revised our “Plans to Generate Revenues With Our Products” subsection to clarify that “fundraising” does refer to corporate gifts and grants.

23.	We clarified throughout our prospectus that we will not offer a profit participation or large chunk of the budget to more than one individual actor or director per project.

24.
Regarding our disclosures referencing studios’ willingness to finance a film with a well-know actor or director attached, and our “reading and observation” and “research” on the matter, we have revised to clarify that we are merely expressing our beliefs.

25.	In our “Plans to Generate Revenues With Our Products” subsection we clarified what we meant by the second actor’s representative being “receptive” to our offer, and the related escrow issues.

26.
In our “Plans to Generate Revenues With Our Products” subsection, we explained why we thought that we could still entice actors or directors to participate in our projects through the escrow method even though the funds in the escrow account are never paid to the actor.

27.
We stated the fact that we will rely on film festivals, the internet and the interpersonal relationships of our directors for our distribution and marketing plan, under our “Distribution and Marketing” subsection.

28.	We deleted the reference to large-budget short films in our “Distribution and Marketing” subsection as those endeavors are not part of our current plans.

29.	We added disclosures acknowledging our potential web-based programming strategy, as well as the fact that our marketing and distribution arrangements for such an endeavor have not yet been created.

30.
We disclosed, in our “Distribution and Marketing” subsection, that we are not aware of any industry standard related to the lump sum and/or percentage of revenues which film sellers may receive when selling an independent film. Further, we briefly disclosed our understanding of “producer’s representatives” compensation.

31.	Under our “Reports to Security Holders” subsection, we revised to clarify that our obligations are our current obligations.

32.
We revised our MD&A section to provide new subheadings “Changes in Financial Condition – Full Fiscal Years” and “Changes in Financial Condition – Interim Periods” to better and in more detail disclose our results of operations for the fiscal year ended March 31, 2008, short year ended March 31, 2007, and nine months ended December 31, 2008 and December 31, 2007, including nature and amounts of the general and administrative expenses our company has incurred in the relevant periods.

33.
We described in more detail the challenges facing us in our possible shift to web-based programming, in our MD&A section, including the challenges relating to sponsorships. We also disclosed that additional challenges, currently unknown to us, may come up as we research the area further.

34.	We added a paragraph in our MD&A section to discuss how we plan to approach our research into web-based programming, its pitfalls, successful business models, and answering our other questions.

35.	We disclosed the source of the cost estimates we described regarding the production of web-based programming, in our MD&A section.

36.	We discussed the actor/director enticement model vis-à-vis web-based programming, in our MD&A section, as requested.

37.
Our Executive Compensation table included data for fiscal year 2009 but the marked copy of the document did not show this clearly. We are working with our EDGARizer to fix this issue for this marked copy.

38.	We deleted the last sentence of the second paragraph on page 2 of the legal opinion, as requested.

39.	We considered financial statement updates, as requested. Our year end is March 31.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

Tal L. Kapelner
President